EXHIBIT 99.3

AGRIUM INC.

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2016

AGRIUM INC.

Consolidated Statements of Operations

(Unaudited)

		Three months ended
		March 31,
(millions of U.S. dollars, unless otherwise stated)	Notes	2016	2015
Sales		2,725	2,872
Cost of product sold		2,171	2,288

Gross profit		554	584
Expenses
Selling		414	430
General and administrative		55	67
Share-based payments	5	4	45
Earnings from associates and joint ventures		(5)	—
Other expenses (income)	4	11	(33)

Earnings before finance costs and income taxes		75	75
Finance costs related to long-term debt		52	37
Other finance costs		18	19

Earnings before income taxes		5	19
Income taxes		2	5

Net earnings		3	14

Attributable to
Equity holders of Agrium		2	12
Non-controlling interest		1	2

Net earnings		3	14

Earnings per share attributable to equity holders of Agrium
Basic and diluted earnings per share		0.02	0.08
Weighted average number of shares outstanding for basic and diluted earnings per share (millions of common shares)		138	144

See accompanying notes.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on May 3, 2016. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2015 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2015 Annual Report.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Unaudited)

		Three months ended
		March 31,
(millions of U.S. dollars)	Notes	2016	2015
Net earnings		3	14
Other comprehensive income (loss)
Items that are or may be reclassified to earnings
Cash flow hedges	3
Effective portion of changes in fair value		(23)	(16)
Deferred income taxes		7	4
Share of comprehensive income (loss) of associates and joint ventures		2	(5)
Foreign currency translation
Gains (losses)		179	(295)

Other comprehensive income (loss)		165	(312)

Comprehensive income (loss)		168	(298)

Attributable to
Equity holders of Agrium		167	(299)
Non-controlling interest		1	1

Comprehensive income (loss)		168	(298)

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Unaudited)

		March 31,		December 31,
(millions of U.S. dollars)	Notes	2016	2015	2015
Assets
Current assets
Cash and cash equivalents		276	780	515
Accounts receivable		2,200	2,045	2,053
Income taxes receivable		61	112	4
Inventories		4,524	4,820	3,314
Prepaid expenses and deposits		254	315	688
Other current assets		152	123	144

		7,467	8,195	6,718
Property, plant and equipment		6,712	6,177	6,333
Intangibles		645	660	632
Goodwill		1,988	2,027	1,980
Investments in associates and joint ventures		637	595	607
Other assets		54	69	54
Deferred income tax assets		52	72	53

		17,555	17,795	16,377

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	6	629	265	835
Accounts payable		5,309	5,672	3,919
Income taxes payable		1	4	82
Current portion of long-term debt		108	1	8
Current portion of other provisions		81	88	85

		6,128	6,030	4,929
Long-term debt		4,415	4,534	4,513
Post-employment benefits		132	144	124
Other provisions		337	332	336
Other liabilities		76	75	85
Deferred income tax liabilities		402	393	383

		11,490	11,508	10,370

Shareholders’ equity
Share capital		1,759	1,823	1,757
Retained earnings		5,414	5,402	5,533
Accumulated other comprehensive loss		(1,113)	(946)	(1,287)

Equity holders of Agrium		6,060	6,279	6,003
Non-controlling interest		5	8	4

Total equity		6,065	6,287	6,007

		17,555	17,795	16,377

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended
	March 31,
(millions of U.S. dollars)	2016	2015
Operating
Net earnings	3	14
Adjustments for
Depreciation and amortization	114	111
Earnings from associates and joint ventures	(5)	—
Share-based payments	4	45
Unrealized loss on derivative financial instruments	83	26
Unrealized foreign exchange (gain) loss	(124)	41
Interest income	(13)	(17)
Finance costs	70	56
Income taxes	2	5
Other	6	(25)
Interest received	14	17
Interest paid	(89)	(42)
Income taxes (paid) received	(141)	18
Dividends from associates and joint ventures	1	1
Net changes in non-cash working capital	418	455

Cash provided by operating activities	343	705

Investing
Business acquisitions, net of cash acquired	(94)	(60)
Capital expenditures	(174)	(399)
Capitalized borrowing costs	(5)	(15)
Purchase of investments	(23)	(42)
Proceeds from sale of investments	18	18
Proceeds from sale of property, plant and equipment	4	50
Other	(3)	5
Net changes in non-cash working capital	—	(18)

Cash used in investing activities	(277)	(461)

Financing
Short-term debt	(204)	(1,160)
Long-term debt issued	—	1,000
Transaction costs on long-term debt	—	(14)
Repayment of long-term debt	(2)	(13)
Dividends paid	(119)	(109)
Shares issued	—	1

Cash used in financing activities	(325)	(295)

Effect of exchange rate changes on cash and cash equivalents	20	(17)

Decrease in cash and cash equivalents	(239)	(68)
Cash and cash equivalents – beginning of period	515	848

Cash and cash equivalents – end of period	276	780

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
	Millions				Comprehensive
	of			Cash	loss of	Foreign		Equity	Non-
	common	Share	Retained	flow	associates and	currency		holders of	controlling	Total
(millions of U.S. dollars, except per share data)	shares	capital	earnings	hedges	joint ventures	translation	Total	Agrium	interest	equity
December 31, 2014	144	1,821	5,502	(27)	(11)	(605)	(643)	6,680	7	6,687

Net earnings	—	—	12	—	—	—	—	12	2	14
Other comprehensive income (loss), net of tax
Other	—	—	—	(12)	(5)	(294)	(311)	(311)	(1)	(312)

Comprehensive income (loss), net of tax	—	—	12	(12)	(5)	(294)	(311)	(299)	1	(298)
Dividends ($0.78 per share)	—	—	(112)	—	—	—	—	(112)	—	(112)
Share-based payment transactions	—	2	—	—	—	—	—	2	—	2
Reclassification of cash flow hedges, net of tax	—	—	—	8	—	—	8	8	—	8

March 31, 2015	144	1,823	5,402	(31)	(16)	(899)	(946)	6,279	8	6,287

December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	2	—	—	—	—	2	1	3
Other comprehensive income (loss), net of tax
Other	—	—	—	(16)	2	179	165	165	—	165

Comprehensive income (loss), net of tax	—	—	2	(16)	2	179	165	167	1	168
Dividends ($0.875 per share)	—	—	(121)	—	—	—	—	(121)	—	(121)
Share-based payment transactions	—	2	—	—	—	—	—	2	—	2
Reclassification of cash flow hedges, net of tax	—	—	—	9	—	—	9	9	—	9

March 31, 2016	138	1,759	5,414	(63)	(15)	(1,035)	(1,113)	6,060	5	6,065

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides services directly to growers through a network of farm centers in two geographical segments:

•	North America: including the United States and Canada

•	International: including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta and Texas

•	Potash: Mining and processing in Saskatchewan

•	Phosphate: Mining and production facilities in Alberta and Idaho

•	Wholesale Other: Purchasing and reselling crop nutrient products from other suppliers to customers in the Americas and Europe; producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients; and operations of joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended March 31,
	2016				2015
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale	Other (a)	Total
Sales - external	2,278	447	—	2,725	2,260	612	—	2,872
- inter-segment	12	202	(214)	—	3	255	(258)	—

Total sales	2,290	649	(214)	2,725	2,263	867	(258)	2,872
Cost of product sold	1,888	496	(213)	2,171	1,892	633	(237)	2,288

Gross profit	402	153	(1)	554	371	234	(21)	584

Gross profit (%)	18	24		20	16	27		20

Expenses
Selling	410	8	(4)	414	423	11	(4)	430
General and administrative	22	8	25	55	26	10	31	67
Share-based payments	—	—	4	4	—	—	45	45
(Earnings) loss from associates and joint ventures	(4)	(1)	—	(5)	(1)	3	(2)	—
Other (income) expenses	(3)	19	(5)	11	(12)	(22)	1	(33)

(Loss) earnings before finance costs and income taxes	(23)	119	(21)	75	(65)	232	(92)	75
Finance costs	—	—	70	70	—	—	56	56

(Loss) earnings before income taxes	(23)	119	(91)	5	(65)	232	(148)	19
Depreciation and amortization	67	44	3	114	57	50	4	111
Finance costs	—	—	70	70	—	—	56	56

EBITDA (b)	44	163	(18)	189	(8)	282	(88)	186

(a)	Includes inter-segment eliminations.
(b)	EBITDA is earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended March 31,
	2016			2015
	North			North
	America	International	Retail	America	International	Retail
Sales - external	1,797	481	2,278	1,773	487	2,260
- inter-segment	12	—	12	3	—	3

Total sales	1,809	481	2,290	1,776	487	2,263
Cost of product sold	1,506	382	1,888	1,503	389	1,892

Gross profit	303	99	402	273	98	371
Expenses
Selling	337	73	410	345	78	423
General and administrative	15	7	22	17	9	26
Earnings from associates and joint ventures	(4)	—	(4)	(1)	—	(1)
Other expenses (income)	6	(9)	(3)	(3)	(9)	(12)

(Loss) earnings before income taxes	(51)	28	(23)	(85)	20	(65)
Depreciation and amortization	61	6	67	52	5	57

EBITDA	10	34	44	(33)	25	(8)

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended March 31,
	2016					2015
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate	Other (a)	Wholesale
Sales - external	173	48	80	146	447	218	25	110	259	612
- inter-segment	77	43	50	32	202	97	42	71	45	255

Total sales	250	91	130	178	649	315	67	181	304	867
Cost of product sold	155	77	110	154	496	172	60	136	265	633

Gross profit	95	14	20	24	153	143	7	45	39	234
Expenses
Selling	4	2	1	1	8	4	1	1	5	11
General and administrative	4	2	1	1	8	3	2	2	3	10
(Earnings) loss from associates and joint ventures	—	—	—	(1)	(1)	—	—	—	3	3
Other expenses (income)	6	6	4	3	19	(2)	5	12	(37)	(22)

Earnings (loss) before income taxes	81	4	14	20	119	138	(1)	30	65	232
Depreciation and amortization	13	20	10	1	44	18	14	13	5	50

EBITDA	94	24	24	21	163	156	13	43	70	282

(a)	Includes product purchased for resale, ammonium sulfate, ESN and other products.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended March 31,
	2016			2015
		Cost of			Cost of
		product	Gross		product	Gross
	Sales	sold	profit	Sales	sold	profit
Retail
Crop nutrients	839	705	134	911	785	126
Crop protection products	831	710	121	793	685	108
Seed	376	325	51	308	268	40
Merchandise	117	98	19	142	122	20
Services and other	127	50	77	109	32	77

	2,290	1,888	402	2,263	1,892	371

Wholesale
Nitrogen	250	155	95	315	172	143
Potash	91	77	14	67	60	7
Phosphate	130	110	20	181	136	45
Product purchased for resale	97	92	5	192	185	7
Ammonium sulfate, ESN and other	81	62	19	112	80	32

	649	496	153	867	633	234

Other inter-segment eliminations	(214)	(213)	(1)	(258)	(237)	(21)

Total	2,725	2,171	554	2,872	2,288	584

Wholesale share of joint ventures
Nitrogen	25	21	4	21	22	(1)
Product purchased for resale	—	—	—	26	25	1

	25	21	4	47	47	—

Total Wholesale including proportionate share in joint ventures	674	517	157	914	680	234

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended March 31,
	2016				2015
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	1,520	450	369	81	1,435	511	431	80
International	440	354	328	26	452	394	366	28

Total crop nutrients	1,960	428	360	68	1,887	483	416	67

Wholesale
Nitrogen
North America
Ammonia	230	398			175	529
Urea	319	338			348	422
Other	192	265			238	320

Total nitrogen	741	338	209	129	761	414	226	188

Potash
North America	263	215			149	393
International	193	177			36	226

Total potash	456	199	168	31	185	361	324	37

Phosphate	220	589	499	90	282	639	481	158
Product purchased for resale	297	326	310	16	548	349	336	13
Ammonium sulfate	57	289	113	176	82	335	134	201
ESN and other	155				176

Total Wholesale	1,926	337	258	79	2,034	426	311	115

Wholesale share of joint ventures
Nitrogen	83	296	247	49	52	408	429	(21)
Product purchased for resale	—	—	—	—	85	310	297	13

	83	296	247	49	137	347	347	—

Total Wholesale including proportionate share in joint ventures	2,009	335	257	78	2,171	421	313	108

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Risk Management

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	March 31,				December 31,
	2016				2015
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
	Notional	Maturities	price (a)	(liabilities)	Notional	Maturities	price (a)	(liabilities)
Designated as hedges
AECO swaps	67	2016 – 2018	2.97	(74)	74	2016 – 2018	2.78	(56)

				(74)				(56)

(a)	U.S. dollars per MMBtu.

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2016	2017	2018	2019
Designated as hedges	(31)	(24)	(19)	—

Impact of change in fair value of natural gas derivative financial instruments	March 31,	December 31,
	2016	2015
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.20	0.28

Use of derivatives to hedge exposure to natural gas market price risk
Term (gas year – 12 months ending October 31)	2016	2017	2018	2019
Maximum allowable (% of forecast gas requirements)	75	75	75	25	(a)
Forecast average monthly natural gas consumption (millions of MMBtu)	9	9	9	9
Gas requirements hedged using derivatives designated as hedges (%)	25	25	21	—

(a)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

For our natural gas derivatives designated in hedging relationships, the underlying risk of the derivative contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas derivative contracts designated as hedges to other comprehensive income.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	March 31,				December 31,
	2016				2015
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
Sell/Buy	Notional	Maturities	price (a)	(liabilities)	Notional	Maturities	price (a)	(liabilities)
Not designated as hedges
Forwards
USD/CAD	10	2016	1.34	—	190	2016	1.38	(1)
CAD/USD	1,883	2016	1.33	(50)	1,805	2016	1.35	45
USD/AUD	76	2016	1.43	7	73	2016	1.42	2
AUD/USD	48	2016	1.43	(4)	143	2016	1.43	(3)
Options
USD/CAD – buy USD puts	38	2016	1.37	2	—	—	—	—
USD/CAD – sell USD calls	53	2016	1.50	—	—	—	—	—
USD/AUD – buy USD puts	6	2016	1.32	—	59	2016	1.38	(1)

				(45)				42

Designated as hedges
Forwards
CAD/USD	158	2016	1.37	(8)	—	—	—	—
AUD/USD	26	2016	1.38	(2)	—	—	—	—

				(10)				—

				(55)				42

(a)	Foreign currency per U.S. dollar.

	March 31,			December 31,
	2016			2015
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	—	276	276	—	515	515
Accounts receivable – derivatives	—	9	9	—	48	48
Other current financial assets – marketable securities	20	129	149	20	122	142
Accounts payable – derivatives	—	100	100	—	29	29
Other financial liabilities – derivatives	—	38	38	—	33	33
Financial instruments measured at amortized cost
Current portion of long-term debt
Debentures	—	105	100	—	—	—
Floating rate debt	—	8	8	—	8	8
Long-term debt
Debentures	—	4,533	4,370	—	4,464	4,469
Fixed and floating rate debt	—	45	45	—	44	44

There have been no transfers between Level 1 and Level 2 fair value measurements in the three months ended March 31, 2016 or March 31, 2015. We do not measure any of our financial instruments using Level 3 inputs.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2016

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

4.	Expenses

	Three months ended
Other expenses	March 31,
	2016	2015
Loss (gain) on foreign exchange and related derivatives	2	(1)
Interest income	(13)	(17)
Gain on sale of assets	—	(38)
Environmental remediation and asset retirement obligations	2	9
Bad debt expense	8	7
Potash profit and capital tax	3	5
Other	9	2

	11	(33)

5.	Share-based Payments

During the three months ended March 31, 2016, we granted the following share-based compensation awards to officers and employees.

Award type	Number	Grant price
Stock options	514,779	84.37
Stock appreciation rights	88,147	84.37
Share units	315,315	N/A

6.	Debt

			March 31,	December 31,
			2016	2015
	Maturity	Rate (%) (a)
Short-term debt
Commercial paper	2016	0.87	508	632
Credit facilities		4.69	121	203

			629	835

(a)	Weighted average rates at March 31, 2016.